EXHIBIT 99.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-152490 on Form S-8 of our reports dated April 30, 2010 relating to the consolidated financial statements and the financial statement schedules of Actions Semiconductor Co. Ltd. and the effectiveness of Actions Semiconductor Co. Ltd's internal control over financial reporting, appearing in the annual report on Form 20-F of Actions Semiconductor Co. Ltd. for the year ended December 31, 2009.

Deloitte Touche Tohmatsu
Hong Kong
April 30, 2010